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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):
[ x ]  Form 10-K     [   ]  Form 20-F     [   ]  Form 11-K     [   ]  Form 10-Q     [   ]  Form 10-D     [   ]  Form N-SAR     [   ]  Form N-CSR
For Period Ended:      December 27, 2025
[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
WEIS MARKETS INC

Full Name of Registrant

Former Name if Applicable
1000 S SECOND ST, PO BOX 471

Address of Principal Executive Office (Street and Number)
SUNBURY, Pennsylvania, 17801

City, State and Zip Code
PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ x ]
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As reported in Item 4.02 of its Current Report on Form 8â€‘K dated February 20, 2026, the Audit Committee of the Board of Directors of Weis Markets, Inc. concluded that the Company's previously issued audited consolidated financial statements as of December 28, 2024 and December 30, 2023 and for the years ended December 28, 2024, December 30, 2023, and December 31, 2022 included in the Company's Annual Report on Form 10-K for the year ended December 28, 2024 (the "2024 Annual Report"), and the Company's unaudited condensed consolidated financial statements included in the Company's Quarterly Report on Form 10-Q for the quarter ended March 29, 2025 (the "Q1 2025 Quarterly Report"), the quarter ended June 28, 2025 (the "Q2 2025 Quarterly Report") and the quarter ended September 27, 2025 (the "Q3 2025 Quarterly Report" and together with the Q1 2025 Quarterly Report, the Q2 2025 Quarterly Report, and the 2024 Annual Report, the "Reports" and all financial statements included in the Reports, collectively the "Affected Financials") should no longer be relied upon.

The Annual Report on Form 10-K for the 52-week fiscal year ended December 27, 2025 (the "2025 Annual Report") is delayed because the Company requires additional time to complete a review and analysis of the impact to, and associated restatement of, its historical financial statements related to the incorrect recording of certain overstated inventory amounts. The Company continues to work diligently to complete the remaining review and restatement procedures. The Company expects to file its Annual Report on Form 10â€‘K for the 52â€‘week fiscal year ended December 27, 2025, including all required restated financial statements, no later than the fifteenth calendar day following the prescribed due date of February 25, 2026, or March 12, 2026; however, the timing of the filing may be subject to further delay, and the Company cannot provide assurance regarding the definitive filing date while this work remains in progress.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)
PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Michael T. Lockard	570	286-4571
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes[ x ] No[ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes[ x ] No[ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company estimates that the incorrect recording of overstated inventory is up to $22 million as of the quarter ended September 27, 2025 which is an aggregation of an error that accumulated over multiple reporting periods. As of the quarter ended September 27, 2025, the aggregated estimate amount represents approximately 6.7% of Inventories within Current Assets and approximately 1.1% of Total Assets on the Consolidated Balance Sheet. These estimated adjustments are preliminary, and while the Company currently expects to report such estimated adjustments, there can be no assurance that the final adjustments made as part of any restatement will not differ materially from these estimates. The Company has not yet finalized the results of operations for the fiscal years included in the Affected Financials and is currently unable to provide further quantitative explanation of the anticipated change in its results of operations. As described above, the Company requires additional time to complete a review and analysis of the impact to, and associated restatement of, its historical financial statements related to the incorrect recording of certain overstated inventory amounts and to prepare the Company's financial statements for the 52-week fiscal year ended December 27, 2025.

The adjustment required to correct the overstated inventory amounts would not affect net sales. As a result, the Company has disclosed preliminary unaudited net sales results. Net sales and other revenue totaled $4.96 billion for the 52â€‘week fiscal year ended December 27, 2025, compared with $4.79 billion for the 52â€‘week fiscal year ended December 28, 2024, an increase of 3.5 percent. Fiscal year 2025 comparable store sales excluding fuel increased 2.1 percent on an individual yearâ€‘overâ€‘year basis and increased 4.0 percent on a twoâ€‘year stacked basis. The Company will provide full financial results in its annual report on Form 10-K.

WEIS MARKETS INC
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   February 25, 2026
By:	/s/ Michael T. Lockard

Name: Michael T. Lockard
Title: Senior Vice President, Chief Financial Officer and Treasurer